To the P&F Industries Compensation Committee:

Kenneth Scheriff
Jeffrey Franklin

September 3, 2011

Via E-mail

Gentlemen:

     Your soliciting my interest in a phone conference to draw me out on the subject of executive compensation, while long overdue, was a most welcome event. I'm somewhat heartened to see the Compensation Committee (and presumably board as a whole) act demonstrably independently, and in a way that might begin to suggest that the 2/3 of the shareholders that are not the CEO, might actually be just as important as the CEO. Many a time, the "vibes" I got in private meetings (in particular, the 2 annual meetings I have attended, and my meeting with Richard and Marc 18 months ago), betrayed a marked undertow of hostility, contempt, and repressed rage emanating from Richard, and the board members' general unwillingness to show any sympathy or empathy or understanding or validation towards what I, and other shareholders, have tried to communicate. This gave me a feeling that Richard was, de facto, in full control of the P&F board, and was exercising a staggering array of self-assumed perogatives, as he saw fit. That was alarming, to say the least. And it needed...and needs to...stop. But it is not going to, in the way it needs to, with 5 of 9 board members loyal to Richard (Kalick, Dubofsky, Goldberg, Solomon). That is why I again took the time to bring the subject up to you of the need for one more new board member at P&F, and the stepping down of one of the "legacy directors," so that we can create, once and for all, a P&F board that is bonafide "arms-length" from the CEO.

     By way of following up on the items we discussed specific to executive compensation, I remind you of (and ask you to re-review) the research I submitted to the board, early last year, indicating a typical base salary range for P&F's peer companies (similar revenue size, industry, and/or located on Long Island) in the rough ballpark of $200,000-400,000. I also want to emphasize that the zip code Richard chooses to live in, his "lifestyle needs," and the expenses of high-living, are not a concern or responsibility of P&F's shareholders. We have absolutely no obligation to "do him a favor" or be generous in an outsized fashion (as the previous Compensation Committee was), to ensure that he can meet his fellow (previous) Comp. Cmte. chums, "in style," and in good financial steed, at the local country club.

     The fact of the matter is, the higher Richard's salary requirements are, the more it is in the interest of the rest of the shareholders to put the company up for sale, letting Richard, or anyone else who is interested, make a bid on the assets. (This was my point to you about P&F's long history of trading at or below the book and/or market value of its assets. That's something the board should be unwilling to tolerate! If our company is ascribed no "going concern premium" by the marketplace, and longtime board members are not interested in buying stock in the open market, that might suggest that the Street has historically perceived that board members take their measly $10,000 a year in board fees, and "give the CEO what he wants" in exchange.)

     I would ask you to please make a calculation of the expected future returns of the company. If Richard's compensation requirements are likely to prevent the company from earning a decent long run ROE for ALL of its shareholders, then we have, fundamentally, a STRUCTURAL problem with executive compensation, PERIOD. And it's the board's responsibility to confront such a reality...even if the Chairman and CEO may not be happy with such a confrontation on the board's part.

     P&F is not the same company it was 5 years ago. It is much smaller, and it is uncertain where the company is going to go, growth-wise, over the term of the next CEO's employment agreement. Therefore, extra care is required in structuring that arrangement. (This is especially true, considering the ultra-wide standard deviation in the level of success Richard has been able to attain with the hodge-podge of acquisitions over the years.)

     If Richard intends to "shoot for broke," or "shoot for the moon" on acquisitions (piling on goodwill, which is later written down), when the interest of the rest of the shareholders might very well to be to set P&F up as a "cash cow" (buying back stock and/or paying dividends), kick Richard upstairs to a low-paying "emeritus" position, and let the operating subs "run themselves," then this SHOULD be a consideration. There are a whole HOST of things that should be a consideration...but my sense is that the board has essentially been letting Richard direct the affairs of P&F, manifestly, in almost every way...and that is because Horowitz, Kalick, Goldberg, Dubofsky, and Solomon want it that way.

     Richard's record as a consolidator and aggregator of businesses leaves a lot to be desired. It is a spotty and mixed record, at best. Therefore, since Richard has stated in recent conference calls that the company intends to remain in an acquisition mode, it is IMPERATIVE that the board set up the lion's share of his compensation as incentive pay for successfully growing the company's revenues and profitability. As I told you on the phone, I believe something on the order of a $250,000 base salary, and a bonus that represents 20% of any pre-tax income from operations the company achieves, that is over $5 million, is a good place to start. (This is just a rough idea of what might be appropriate. Perhaps the "bonus threshold" could start at $4 million for 2012, and climb by $500,000 increments each year.)

     There is an appropriate level of the company's long run profitability that should be allocated to the CEO. Reasonable people can differ on the exact amount...but that level needs to at least pass the "smell test"! And that level needs to be LOWER than it otherwise would be, for a company, such as P&F, that is a holding company, where the CEO's activities are mainly strategic and planning, in nature. This is all the more reason why the previous compensation arrangements for Mr. Horowitz were egregious...and why the board's unwillingness to "shine the light of day," and otherwise spiritedly, and openly, defend the peer group that was used in the outside compensation study, REFLECTS POORLY ON THE INTEGRITY OF THE BOARD. It also clearly tells me, again, that 5 of 9 board members are firmly in control of the flow of information from P&F's boardroom. That's unfortunate, not only because it makes outside shareholders such as myself suspicious...but it also looks, prima facie, like "Stonewalling," and damages trust in the board as a whole. It also continues to make, in my view, people on Wall Street see P&F as, primarily, a public company being operated for private gain. I HOPE YOU WILL FIRMLY DISABUSE THEM OF THAT NOTION, WITH THE STRUCTURE OF THE NEXT CEO'S PAY PACKAGE.

     It is my distinct hope that myself, and other shareholders who have spoken up on the travesty of the previous compensation arrangement that Mr. Horowitz has received, and his unwillingness to restructure that agreement (as a sign of GOOD FAITH and loyalty to the other shareholders), will have served a purpose, and that the Compensation Committee will seek to offer to Mr. Horowitz a renewal (if any) that is at or near (or below, in order for Mr. Horowitz to "pay penance") the current level that is being paid at P&F's peers.

     Finally, I again ask you, for the sake of building trust and credibility with your shareholder base, to release the list of peer companies in the current outside compensation review.

     I hope you will welcome my continued attempts to communicate my thoughts directly with you, as you continue your work over the coming months, on this very important matter...and this very important chance to, in one fell swoop, dramatically improve P&F's reputation on the Street, and with its own shareholder base.

                                        Sincerely yours,


                                        Timothy Stabosz